UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 27,651 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2019 Management Award Plan.

2.  The on-market sale of 32,502 ordinary shares in BHP Group Limited in order to meet expected tax obligations arising from the transactions described in 1 and in order to fund the purchase of a residential dwelling (the PDMR’s remaining shareholding is in excess of the minimum shareholding requirement).

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil	27,651
		2. 44.63	32,502

d)	Aggregated information	N/A
- Aggregated volume
- Price

e)	Date of the transaction	1. 2021-08-18 2. 2021-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Udd

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 25,565 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2019 Management Award Plan.

2.  The on-market sale of 12,426 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil	25,565
		2. 44.53	12,426

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2021-08-18 2. 2021-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 28,527 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2019 Management Award Plan.

2.  The acquisition of 6,628 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2019 Short Term Incentive Plan and 526 ordinary shares in BHP Group Limited in accordance with the Group’s Policy on Dividend Equivalent Payments.

3.  The on-market sale of 9,366 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1 and 2.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil	28,527
		2. Nil	7,154
		3. 44.53	9,366

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2021-08-18 2. 2021-08-18 3. 2021-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 20, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary